Filed by Cameron International Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cameron International Corporation
Commission File No.: 1-13884

The following is a transcript of a video recorded by Jack B. Moore, Chairman and Chief Executive Officer of Cameron International Corporation, and R. Scott Rowe, President and Chief Executive Officer of Cameron International Corporation, first made available to employees of Cameron International Corporation on August 26, 2015.

Employee Video Script

Jack Moore:

Hello, everyone. I’m Jack Moore and I’m joined here by Scott Rowe, who as you know, will take the CEO role at Cameron International on October 5th.

We are entering an exciting new phase in our company’s history, which is what we want to talk to you about today.

Hopefully you’ve had a chance to read the letter we sent to each of you along with the press release we issued. As you now know, Cameron announced an exciting transaction to join forces with Schlumberger.

This is great news for Cameron as it brings together two leaders within our respective fields to break new ground in our industry.

We entered into this transaction after very deliberate consideration. Our leadership team and our Board of Directors thought very carefully about the impact of the merger on our people, our customers and our shareholders.

After a thorough review, we determined that this combination will position Cameron for even greater success for many years to come.

We know the team at Schlumberger very well.

We've already seen the success we can achieve together through our joint venture, OneSubsea, which has remained strong during this downturn through its unique competitive advantages.

With OneSubsea, we have successfully proven that by combining the unique capabilities of Schlumberger and Cameron, we have created a winning combination that our customers have fully endorsed in the current environment.

Together, we now have a compelling opportunity to create a premier oilfield equipment and service company that will drive future growth with an integrated and expanded platform.

The combined company will allow us to better serve the evolving needs of our customers around the world and help address the current market challenges that our customers and operators are facing in today’s environment.

Cameron and Schlumberger have similar values and share a strong commitment to safety, performance and a passion for exceeding our customers’ expectations.

Together, we are confident that our companies will thrive with this new, complementary combination.

I'm proud to say that as part of our agreement, Scott will continue to lead Cameron upon my retirement and will serve on Schlumberger’s executive team.

Schlumberger recognizes, as I did having worked closely with Scott for a number of years, that he is the right person to lead Cameron forward.

We believe this combination will deliver significant benefits for our customers and most importantly for you, our employees. We hope that you share our excitement about what this transaction means to our business and our employees.

I will let Scott talk a bit about what this transaction means for you and also what you can expect in the coming weeks. Scott?

Scott Rowe:

Thanks, Jack.

First, let me begin by saying I am personally very excited about this announcement and to have the opportunity to lead Cameron in realizing the full potential of this combination.

I want to emphasize my commitment to this transaction and to our organization. I strongly believe in the opportunities this merger will create for our business, our customers and especially our employees.

When the transaction closes, Cameron will operate as one of four Product Groups within Schlumberger.

The Cameron brand will remain prominent within Schlumberger, and we do not expect much will change at the day-to-day operating level.

As Jack mentioned, we've already collaborated together for three years on OneSubsea and I have seen first-hand the value we can create when we combine our respective areas of expertise.

While Schlumberger is the world’s number one integrated oilfield service company, it currently does not have the world-class flow control equipment and manufacturing expertise that we bring.

By joining forces, Schlumberger and Cameron will be better positioned for growth and value creation in an environment where our customers' needs are becoming increasingly complex.

While we look forward to realizing the significant benefits of the transaction and what it will mean for our business in the long-term, in the near-term our top priority will be the safety of our employees and continuing to operate as usual.

So what should you expect as employees?

Joining with Schlumberger will provide new career development and advancement opportunities.

Schlumberger has a world-class employee development program, and Cameron employees will benefit from being part of the larger global Schlumberger organization.

Until the transaction closes, we will continue to operate as an independent company. We are relying on all of you to continue serving our customers with the same quality and commitment they’ve come to expect from us.

The most important thing we can do is stay engaged, flexible and focused on our day-to-day responsibilities by continuing to maintain a safe work environment and providing exceptional customer service.

The more focused we are during this period, the more opportunities we will have when we close the transaction and we will be better prepared for the market recovery.

I know you all have a lot of questions, which is understandable. And as always, we are committed to operating with transparency and keeping you informed throughout the process. However, please keep in mind that we are still very early in the process and there is still much that needs to be worked out between now and closing.

I, and other members of the executive leadership team, will be visiting with many of you in various locations in the coming weeks to further discuss the transaction and answer any questions you may have.

We will also have other forums for you to submit questions and further communications as we move forward.

In the meantime, I encourage you to review the Frequently Asked Questions document we shared regarding the announcement, which we will update throughout this process as more information becomes available.

I would like to turn it back to Jack now for his closing remarks.

Jack Moore:

Thanks, Scott.

In closing, I want to assure you that our employees were top of mind during the negotiation process and will continue to be a priority as we move forward.

We believe this is a great opportunity for all of our stakeholders and will position Cameron for long-term growth and success. Cameron is a very well-respected brand and very widely regarded in our industry. This is all due to your efforts and commitment to what you do each and every day.

On behalf of the Board of Directors, Scott and the rest of the executive leadership team, I want to personally thank each and every one of you for your continued commitment, engagement and support.

I am very proud of our achievements and am confident that combining with Schlumberger, and Scott’s leadership, Cameron will continue to reach new and greater heights in the years to come.

We are excited about this next chapter in our history and we thank you again for all that you do for Cameron.

Thank you.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Among other things, these forward-looking statements may include statements regarding the proposed merger between the Company and Schlumberger; our beliefs relating to value creation as a result of a potential combination with Schlumberger; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding the Company’s and Schlumberger’s future beliefs, expectations, plans, intentions, financial condition or performance.

The Company’s actual results may differ materially from those described in forward-looking statements. Such statements are based on current expectations of the Company’s performance and are subject to a variety of factors, some of which are not under the control of the Company, which can affect the Company’s results of operations, liquidity or financial condition. Such factors may include overall demand for, and pricing of, the Company’s products, particularly as affected by North American activity; the size and timing of orders; the Company’s ability to successfully execute the large subsea and drilling systems projects it has been awarded; the possibility of cancellations of orders; the Company’s ability to convert backlog into revenues on a timely and profitable basis; the impact of acquisitions the Company has made or may make; changes in the price of (and demand for) oil and gas in both domestic and international markets; raw material costs and availability; political and social issues affecting the countries in which the Company does business; fluctuations in currency markets worldwide; and variations in global economic activity. In particular, current and projected oil and gas prices historically have generally directly affected customers’ spending levels and their related purchases of the Company’s products and services. Additionally, changes in oil and gas price expectations may impact the Company’s financial results due to changes it may make in its cost structure, staffing or spending levels.  Other risks and uncertainties include the timing and likelihood of completion of the proposed merger between the Company and Schlumberger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction; the possibility that the Company’s stockholders may not approve the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and Schlumberger will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the possibility that the proposed merger does not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. Such other risks and uncertainties are discussed in our most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as on Schlumberger’s most recent report on Form 10-K and subsequent reports on Forms 10-Q and 8-K. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made, are not guarantees of future performance or results, and are subject to risks, uncertainties and assumptions that are difficult to predict or quantify.  Because the information herein is based solely on data currently available, it is subject to change as a result of changes in conditions over which the Company has no control or influence, and should not therefore be viewed as assurance regarding the Company’s future performance. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

NO OFFER OR SOLICITATION
This communication is neither an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
The proposed transaction involving Schlumberger and the Company will be submitted to the Company’s stockholders for their consideration.  In connection with the proposed transaction, Schlumberger will prepare a registration statement on Form S-4 that will include a proxy statement/prospectus for the Company’s stockholders to be filed with the Securities and Exchange Commission (“SEC”), and the Company will mail the proxy statement/prospectus to its stockholders and both the Company and Schlumberger file other documents regarding the proposed transaction with the SEC.  This communication is not intended to be, and is not, a substitute for such filings or for any other document that Schlumberger or the Company may file with the SEC in connection with the proposed transaction.  SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS, CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  The registration statement, the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed or furnished by Schlumberger or the Company with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.

PARTICIPANTS IN THE SOLICITATION
Schlumberger, the Company, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about Schlumberger’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on February 19, 2015 and information about Cameron’s directors and executive officers is set forth in its definitive proxy statement filed with the SEC on March 27, 2015.  These documents are available free of charge from the sources indicated above, and from Schlumberger by going to its investor relations page on its corporate web site at www.slb.com and from the Company by going to its investor relations page on its corporate web site at www.c-a-m.com.  Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the registration statement, the proxy statement/prospectus and other relevant materials Schlumberger and the Company file with the SEC.